MANAGEMENT PROXY CIRCULAR
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Dear Shareholder:
The annual and special meeting of the shareholders of Cameco Corporation will be held on May 15, 2008 at 1:30 p.m. CST in the Adam Ballroom at the Delta Bessborough Hotel, 601 Spadina Crescent East, Saskatoon, Saskatchewan, Canada, in order to:
1.	receive the financial statements for the year ended December 31, 2007 and the auditors’ report on the statements;

2.	elect directors of the corporation to hold office until the close of the next annual meeting;

3.	appoint auditors of the corporation to hold office until the next annual meeting;

4.	consider the shareholder proposal attached as Schedule B to the accompanying management proxy circular; and

5.	transact such other business that may properly be brought before the meeting or any continuation of the meeting after an adjournment.
The Board of Directors of Cameco have fixed April 3, 2008 as the record date to determine which shareholders are entitled to receive notice of, and to vote at, the annual and special meeting.
Cameco’s 2007 business review, 2007 financial review (for those shareholders who have requested a copy), management proxy circular and a form of proxy or voting instruction form accompany this notice of annual and special meeting. You should refer to the circular for details of the matters to be considered at the annual and special meeting.
If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy or voting instruction form in the enclosed postage prepaid envelope as soon as possible. To be effective, properly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, by (i) facsimile to 416-368-2502 or toll-free in North America to 1-866-781-3111 or (ii) mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, no later than prior to the commencement of the meeting on May 15, 2008 or of any adjourned meeting.
BY ORDER OF THE BOARD OF DIRECTORS
“Gary M. S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President,
Governance, Law and Corporate Secretary
Saskatoon, Saskatchewan
April 9, 2008